

Mail Stop 3720

October 7, 2009

Mr. Stephen T. Berman
President
China Wi-Max Communications, Inc.
1905 Sherman Street, Suite 335
Denver, CO 80203

> **Re:** **China Wi-Max Communications, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 14, 2009, as amended October 6, 2009**
> **File No. 000-53268**

Dear Mr. Berman:

We have limited our review of your filing to those issues we have addressed in our comment below. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you initially filed a preliminary information statement with respect to certain corporate actions approved by holders of 27.4% of the outstanding shares of common stock. In your revised preliminary information statement, you disclose that the corporate actions have been approved by holders of 55.74% of the outstanding shares of common stock. Please describe for us how these additional consents were obtained and what information you provided to your stockholders with respect to the proposed corporate actions.

As appropriate, please revise your preliminary information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director